June 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance Office of Technology

100 F Street, NE
Washington, D.C. 20549

Attn: Sergio Chinos and Perry Hindin

Re:	REE Automotive Ltd.

Registration Statement on Form F-4

Filed June 7, 2021

File No. 333-254070

Dear Messrs. Chinos and Hindin:

On behalf of our client, REE Automotive Ltd., a company organized under the laws of Israel (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-4 filed on March 14, 2021, as amended by Amendment No. 1 thereto filed on May 14, 2021 and as further amended by Amendment No. 2 thereto filed on June 7, 2021 (the “Registration Statement”), contained in the Staff’s letter dated June 15, 2021 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 3 to its Registration Statement on Form F-4 (the “Form F-4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Form F-4.

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 10X Capital and REE, page 30

1.	We note your revised disclosures in response to prior comment 1; however, it continues to appear to us the disclosures on pages 30 and 179 related to the scenario assuming maximum redemptions should be revised to be consistent, in terms of the maximum number of shares assumed to be redeemed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30.

Unaudited Historical Condensed Combined Financial Information, page 179

2.	We note your response to prior comment 7 and the additional disclosures you provided related to adjustment (K) in note 3 on page 191. It appears to us you should also revise the pro forma statements of operations for the year ended December 31, 2020, for both the maximum redemption and no redemption scenarios, to include the $394.4 million in compensation expense that will be recorded when you issue the 39.4 million additional options to REE’s Founders. In addition to revising both pro forma statements of operations, please also revise all related pro forma disclosures throughout the filing. Also, we note due to the immediate vesting of the additional options to be issued to the Founders and the nominal exercise price, you have included the additional options in the weighted average shares used to calculate pro forma loss per share. It is not clear to us why you have not also included in the shares related to the additional options as outstanding in the tabular disclosures on pages 9, 181, and 223 (and any other related disclosures) and in the calculations of pro forma net book value per share on page 30).

Response: In response to the Staff’s comment, the Company has revised the pro forma statements of operations for the year ended December 31, 2020, for both the maximum redemption and no redemption scenarios, to include the $394.4 million in compensation expense ($197.2 million as part of the Research and Development expenses and $197.2 as part of the Selling, General and Administrative expenses) that will be recorded when the 39.4 million additional options are issued to REE’s Founders and vested. We have also revised all related pro forma disclosures throughout the filling accordingly.

In addition, in accordance with Accounting Standard Codification (ASC) 260-10-25-13, Earning per share (EPS), “shares issuable for little or no cash consideration upon the satisfaction of certain conditions (contingently issuable shares) shall be considered outstanding common shares and included in the computation of basic EPS as of the date that all necessary conditions have been satisfied.” As the 39.4 million options to be granted to the Founders will be fully vested with an assumed exercise price equal to par value, they were included in the basic and diluted EPS of the Combined Pro Forma although not legally issued and outstanding, in accordance with accounting literature as described above.

The shares related to the options are not legally issued and outstanding since the options are not required to be, and will not necessarily be, exercised by the Founders upon the consummation of the Merger. Therefore, the options are not reflected as issued and outstanding shares post-Merger and are not reflected as outstanding shares in the tabular disclosures on pages 9, 186, 187 and 223 or in the calculations of pro forma net book value per share on page 30.

We have updated the tabular disclosure on page 9 to separately present the 39.4 million Founders’ options with an assumed exercise price at par value and the Company’s remaining options and warrants so as to clarify and disclose such options and their impact on the fully diluted basis.

We also respectfully refer the Staff to the tabular disclosures in pages 186, 187 and 223 which state that the outstanding shares are assuming no warrants and options have been exercised on Closing.

3.	We note your response to prior comment 8 and the disclosures you provided in note 4 on page 193. It appears to us you should also revise note * on pages 186 and 187 to quantify REE's potentially dilutive options and warrants that are excluded from pro forma earnings per share on a post split basis since the post split number of shares represent the actually shares excluded from the pro forma calculations.

Response: We respectfully refer the Staff to note * on pages 186 and 187, which refers to REE’s potentially dilutive options and warrants for the historical numbers and as such are presented pre-split. In response to the Staff’s comment, the Company has revised the disclosure in note ** on pages 186 and 187 to also disclose the potentially dilutive options and warrants for the Pro Forma Weighted Average number of REE Class A Ordinary Shares on a post-split basis.

Index to Financial Statements, page F-1

4.	We note your response to prior comment 10; however, it does not appear you have included updated interim financial statements for 10X Capital in the filing. Please advise or revise.

Response: In response to the Staff’s comment, the Company has added the interim financial statements for 10X Capital to the Registration Statement on pages F-51 through F-69.

Financial Statements - 10X Capital

Note 11 - Fair Value Measurements, page F-49

5.	We note your response to prior comment 11; however, the fair values of the Public Warrants and Private Placement Warrants disclosed in the table on page F-49 have not been revised and continue to be transposed. Please revise.

Response: In response to the Staff’s comment, the Company has corrected the disclosure of the fair values of the Public Warrants and Private Placement Warrants in the table on page F-49.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Maia Gez at (650) 213-0302 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

White & Case LLP

cc:	Daniel Barel, Chief Executive Officer, REE Automotive Ltd.